Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 1 DATED JULY 21, 2022

TO THE OFFERING CIRCULAR DATED JULY 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company” or “us”), dated July 12, 2022 and filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose the updated Net Asset Value (“NAV”) per Unit as of July 15, 2022.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On July 20, 2022, Roots REIT Management, LLC (the “Manager”), the manager of the Company, approved the NAV per unit of limited liability company membership interest of the Company (each, a “Unit”) of $112 as of July 15, 2022.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $112 per Unit, beginning on July 15, 2022 and will be effective until updated by us on September 30, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of June 30, 2022. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of July 15, 2022 increased by $2.00 since March 31, 2022.

Distribution

On July 5, 2022, the Manager declared a quarterly distribution of $1.50 per Unit for Unitholders of record as of the close of business on June 30, 2022. The distributions totaled $96,916.34. Members were notified on July 5, 2022 of the distribution and were given the option to receive a cash distribution or to re-invest the cash distribution pursuant to the Company’s distribution reinvestment plan. Ten (10) Members opted for a cash distribution, for a total cash distribution of $10,937.80, and the remaining Members opted to have their cash distributions reinvested in the Company to purchase additional Units.

Between July 20, 2022 and July 21, 2022 the cash distributions were either (i) paid to the Members, or (ii) reinvested on a Member’s behalf to purchase additional Units, as applicable.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 7/22/2022

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.